919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com

May 10, 2013

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dell Inc.
Amendment No. 1 to Schedule 13E-3
Filed May 2, 2013 by Dell Inc., Denali Holding Inc., Silver Lake Partners III, L.P., Mr. Michael S. Dell, MSDC Management, L.P., et al.
File No. 005-42053

Revised Preliminary Proxy Statement on Schedule 14A
File No. 000-17017
Filed May 2, 2013

Dear Mr. Panos:

Dell Inc. (“Dell” or the “Company”) hereby submits its responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter, dated May 7, 2013, relating to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 filed on May 2, 2013. For your convenience, the comments of the Staff are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and Amendment No. 3 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each containing changes made in response to the Staff’s comments, as well as certain updated information. We are enclosing copies of the Amended Proxy Statement and the Amended Schedule 13E-3 marked to show changes against the filings of the Revised Proxy Statement and Amendment No. 2 to the Schedule 13E-3 filed on May 2, 2013. Page references in the responses below refer to the Amended Proxy Statement. Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Amended Proxy Statement.

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Nicholas P. Panos U.S. Securities and Exchange Commission	May 10, 2013

Schedule 13E-3

Exhibits

1.	Exhibit (c)(30) added in response to prior comment eight includes a disclaimer effectively one paragraph in length. The disclaimer suggests that Dell’s unaffiliated shareholders may not be able to rely upon these materials and related disclosures. Please supplement the exhibit and/or revise the narrative disclosures to make clear, if true, that J.P. Morgan has provided its unqualified written approval for the unconditional inclusion of these materials in the proxy statement and Schedule 13E-3. To the extent the objectionable statements are not so supplemented, please provide the qualifying disclosures requested by the Division of Corporation Finance which are accessible via the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400exregm-a.htm In addition, please review all exhibits relating to the financial advisor presentations and make conforming changes as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 80 of the Amended Proxy Statement and pages 9 and 10 of the Amended Schedule 13E-3.

Potential Change of Control Payments to Other Executive Officers Table

2.	We noticed that the disclosure regarding the potential for change of control payments appearing on page 119 of the marked submission included a reference to the section regarding “Retention Cash Bonus Awards.” Notwithstanding the disclosure that the “retention awards are not directly related to the merger,” advise us what consideration has been given to providing the disclosures required by Item 402(t)(2) and (3) with respect to this compensation. For example, advise us why such compensation does not “otherwise relate” to the Rule 13e-3 transaction. In addition, advise us, with a view toward revised disclosure, whether Item 15 of Schedule 13E-3 needs to be amended to incorporate by reference the new disclosures provided in response to prior comment 31.

The Company respectfully advises the Staff that the tabular disclosure appearing on pages 118 and 119 of the Amended Proxy Statement in the column entitled “Cash” includes amounts attributable to severance payments and cash retention awards payable to the Company’s executive officers. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 118 and

Nicholas P. Panos U.S. Securities and Exchange Commission	May 10, 2013

119 of the Amended Proxy Statement to delete the disclosure that previously stated that the “retention awards are not directly related to the merger” and to add further detail that clarifies the amounts of such retention awards. Further, the Company respectfully directs the Staff to the reference under Item 15 of the Amended Schedule 13E-3 to “SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger,” which the Company believes incorporates by reference the disclosure relating to the executive retention awards that is responsive to this Item.

Preliminary Proxy Statement on Schedule 14A

3.	We note the revised disclosure included in response to prior comment 14. Notwithstanding these disclosures, please revise to make clear, if true, that the Board’s determination the merger is fair to Dell’s unaffiliated security holders was a determination made on behalf of Dell. While we recognize the amended disclosures did indicate the Board was making a representation on behalf of Dell in one instance, the amendment did not reflect Dell’s fairness determination when directed to unaffiliated security holders, the constituency identified in Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amended Proxy Statement.

* * * * *

Nicholas P. Panos U.S. Securities and Exchange Commission	May 10, 2013

Please direct any questions that you have with respect to the foregoing to Jeffrey J. Rosen at (212) 909-6281 or William D. Regner at (212) 909-6698.

Sincerely,

/s/ Jeffrey J. Rosen
Jeffrey J. Rosen

cc:	Brian T. Gladden
Dell Inc.

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